CONDENSED INTERIM CONSOLIDATED FINANCIAL REPORT
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2011 and 2010

(Expressed in Canadian dollars)
(Unaudited)

Notice of Non-review of Interim Financial Statements

The attached condensed interim consolidated financial statements for the three and nine month periods ended December 31, 2011 have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company.  The Company’s independent auditor has not performed a review of these interim financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian dollars)
(Unaudited)

	December 31, 20111	March 31, 2011
		(Note 14)

Assets

Current Assets
Cash	$213,642	$448,109
Short-term investments	632,251	4,336,906
Marketable securities at fair value	--	8,183
Amounts receivable and prepaid expenses (Notes 3, 7(a))	66,987	86,544
	912,880	4,879,742
Non-current Assets
Deposits, related party (Note 7(a))	170,000	64,000
Exploration and evaluation assets (Note 4)	84,746	483,605
Foreign value-added taxes recoverable	463,229	134,255
Equipment (Note 5)	65,586	53,015
Investments	1	1
Reclamation deposits	18,000	18,000
Total Assets	$1,714,442	$5,632,618

Liabilities

Current Liabilities
Accounts payable and accrued liabilities (Note 6)	$63,454	$252,234
Accounts payable, related parties (Note 7)	83,624	194,026
Total Liabilities	147,078	446,260

Equity (Deficiency)
Share capital (Note 9)	32,482,187	32,110,200
Warrant reserve	2,852,797	2,922,556
Share-based payments reserve (Note 9)	4,461,466	4,035,325
Deficit	(38,229,086)	(33,881,723)
Total Equity (Deficiency)	1,567,364	5,186,358
Total Liabilities and Equity	$1,714,442	$5,632,618

Going concern (Note 1)

Approved and authorized for issue on behalf of the board of directors on February 24, 2012 by:

/s/Michael O’Connor                                                                           /s/Robin Merrifield
Director                                                                                                  Director

See accompanying notes to condensed interim consolidated financial statements.

CREAM MINERALS LTD.
(An exploration stage company)
Condensed Interim Consolidated Statement of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
(Unaudited – prepared by management)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2011	2010 (Note 14)	2011	2010 (Note 14)
Revenue
Interest	2,346	--	20,008	100
Unrealized gain on marketable securities	--	1,344	--	3,393
Expenses
Exploration costs (Note 13)	201,241	180,522	2,624,572	385,927
Finance costs (Note 7(c))	--	9,426	--	31,282
Foreign exchange	(191)	(208)	1,031	1,575
General and administrative (Note 8)	65,795	73,590	(68,227)	166,532
Loss on marketable securities	--	--	2,596	--
Professional fees	81,214	18,946	237,671	87,693
Takeover defense	--	534,960	--	534,960
Salaries and benefits	106,547	58,218	340,789	192,300
Shareholder communications	110,871	71,195	353,214	181,227
Share-based payments	34,660	--	434,913	--
Write-down of exploration and evaluation assets (Note 4)	--	--	440,812	--
Net Loss and Comprehensive Loss for the Period	597,791	945,305	4,347,363	1,578,003

Loss per Share, Basic and Diluted	$0.01	$0.01	$0.03	$0.02

Weighted Average Number of Common Shares Outstanding – Basic and Diluted	151,850,731	102,925,968	150,254,158	75,831,641

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD
(An exploration stage company)
Condensed Interim Consolidated Statements of Equity (Deficiency)
(Expressed in Canadian dollars)
(Unaudited)

	Common Shares Without Par Value		Share Subscriptions
	Shares	Amount		Warrant Reserve	Share-based Payments Reserve	Deficit	Total Equity (Deficiency)
Balance, March 31, 2010 (Note 14)	64,716,988	$24,652,771	$873,475	$170,613	$2,276,786	$(29,276,477)	$(1,302,832)
Private placement, net of share issue costs	60,463,214	4,911,657	(873,475)	1,964,916	--	--	6,003,098
Finders’ shares issued	144,000	12,960	--	--	--	--	12,960
Warrants exercised	14,613,143	1,618,521	--	(60,906)	--	--	1,557,615
Exploration and evaluation assets Blueberry claims	40,000	6,400	--	--	--	--	6,400
Options exercised	280,000	33,600	--	--	(24,568)	--	9,032
Net Loss for the period	--	--	--	--	--	(1,578,003)	(1,578,003)

B Balance, December 31, 2010	140,257,345	$31,235,909	$--	$2,074,623	$2,252,218	$(30,854,480)	$(4,708,270)

Balance, March 31, 2011	149,464,345	$32,110,200	$--	$2,922,556	$4,035,325	$(33,881,723)	$5,186,358
Warrants exercised	2,598,571	329,615	--	(69,759)	--	--	259,856
Exploration and evaluation assets Blueberry claims	80,000	21,600	--	--	--	--	21,600
Options exercised	100,000	20,772	--	--	(8,772)	--	12,000
Share-based payments	--	--	--	--	434,913	--	434,913
Net loss for the period	--	--	--	--	--	(4,347,363)	(4,347,363)

Balance, December 31, 2011	152,242,916	$32,482,187	$--	$2,852,797	$4,461,466	$(38,229,086)	$1,567,364

See accompanying notes to condensed interim consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited – prepared by management)

Nine Months Ended December 31,
2011		2010
Cash provided by (used in):
Operations
Loss for the period	$(4,347,363)	$(1,578,003)
Items not involving cash
Amortization	18,912	596
Share based payments	434,913	--
Foreign exchange	52,117	1,763
Finance costs	--	18,399
Loss on marketable securities	2,596	--
Unrealized gain on marketable securities	--	(3,393)
Write-off of exploration & evaluation assets	440,812	--
Changes in non-cash working capital
Amounts receivable and prepaid expenses	19,557	(30,886)
Accounts payable and accrued liabilities	(188,780)	(327,844)
Foreign value-added taxes recoverable	(381,091)	107,869
Cash used in operating activities	(3,948,327)	(1,811,499)
Investing activities
Exploration and evaluation assets	(20,353)	(35,158)
Proceeds on short-term investments	3,711,906	--
Proceeds on sale of marketable securities	5,587	--
Interest on short-term investments	(7,250)	--
Equipment acquisitions	(31,483)	--
Cash provided by (used in) investing activities	3,658,407	(35,158)
Financing activities
Common shares issued for cash	271,855	7,592,507
Net settlements with related party	(216,402)	(425,444)
Cash provided by financing activities	55,453	7,167,063

Increase (decrease) in cash during the period	(234,467)	5,320,406
Cash, beginning of period	448,109	228,106

Cash, end of period	$213,642	$5,548,512

Supplemental information
Shares issued for exploration and evaluation assets	$21,600	$6,400
Non-cash portion of warrants exercised	$69,760	$60,906
Finders’ shares issued	--	$12,960

See accompanying notes to consolidated financial statements

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

1.             Nature of Operations and Going Concern

Cream Minerals Ltd. (the “Company”) was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties in Mexico and Canada.

The Company’s head office, principal address and registered and records office is 1400 – 570 Granville Street, Vancouver, B.C., Canada, V6P 3P1.

The Company’s continuing operations and underlying value and recoverability of the amounts shown for exploration and evaluation assets are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interest or other interests.

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern.  This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  The Company has incurred operating losses since inception, has no source of operating cash flow, minimal income from short-term investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to explore its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company.  The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success.  Accordingly, the financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the financial statements.

2.           Significant Accounting Policies

(a)	Statement of Compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).  These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.

The Company’s transition date to IFRS is April 1, 2010.  The rules for first-time adoption of IFRS are set out in IFRS 1, “First-time adoption of International Financial Reporting Standards”.  In preparing the Company’s first IFRS financial statements, these transition rules have been applied to the amounts previously reported in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”).  Historical results and balances have been restated under IFRS.  The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as of February 24, 2011.  Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending March 31, 2012 could result in restatement of these condensed interim consolidated financial statements, including the adjustments recognized on transition to IFRS.

As this is the Company’s first year of preparing condensed interim consolidated financial statements in accordance with IFRS, the Company’s disclosures exceed the minimum requirements under IAS 34.  The Company has elected to exceed the minimum requirements in order to present the Company’s accounting policies in accordance with IFRS and the additional disclosures required under IFRS.

In fiscal 2013 and beyond, the Company may not provide the same amount of disclosure in the Company’s condensed interim consolidated financial statements under IFRS as the reader will be able to rely on the annual consolidated financial statements which will be prepared in accordance with IFRS.

Certain disclosures that are required to be included in the annual financial statements prepared in accordance with IFRS are not included in these interim financial statements  These statements should be read in conjunction with the unaudited interim consolidated financial statements as at and for the three months ended June 30, 2011.

(b)	Basis of Measurement and Presentation

The condensed interim consolidated financial statements have been prepared using the historical cost convention except for some financial instruments which have been measured at fair value.  In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.

(c)	Basis of Consolidation

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V., a Mexican corporation.   The subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and will continue to be consolidated until the date that such control ceases.  The financial statements of the subsidiary are prepared for the same reporting period as the Company, using consistent accounting policies.  All intercompany transactions and balances are eliminated on consolidation.

(d)	Significant Accounting Judgments and Estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.  The effect on the financial statements of such changes in estimates in future periods could be material.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of receivables and foreign value-added taxes, valuation and depreciation of equipment and exploration and evaluation assets and valuation of share-based payments.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

2.	Significant Accounting Policies (Continued)

(e) Exploration and Evaluation Assets

Exploration and evaluation acquisition costs are considered assets and capitalized at cost.  When shares are issued as consideration for exploration and evaluation asset costs, they are valued at the closing share price on the date of issuance.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.  If it is determined that exploration and evaluation assets are not recoverable, the property is abandoned, or management has determined an impairment in value, the property is written down to its estimated recoverable amount.  Exploration and evaluation assets are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its estimated recoverable amount.

Costs incurred before the Company has obtained the legal rights to explore an area are expensed.    Mineral property exploration and evaluation expenditures are expensed until the property reaches the development stage.  When the technical and commercial viability of a mineral interest has been demonstrated and a development decision has been made, accumulated expenses will be tested for impairment before they are reclassified to assets and amortized on a unit of production basis over the useful life of the ore body following commencement of commercial production.

(f) Financial Instruments and Risk Management

All financial instruments are classified into one of five categories: fair value through profit or loss, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification.  Fair value through profit or loss financial assets is measured at fair value and changes in fair value are recognized in net income.  Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

The Company has classified cash, short-term investments, and marketable securities as fair value through profit or loss.  Due from related parties is classified as loans and receivables.  Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities. Management did not identify any material embedded derivatives, which require separate recognition and measurement.

Disclosures about the inputs to financial instrument fair value measurements are made within a hierarchy that prioritizes the inputs to fair value measurement.

Financial instruments are exposed to credit, liquidity and market risks.  Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities.  Market risk is that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of price risk: currency risk, interest rate risk and other price risk.

Credit risk and liquidity risk on amounts due to creditors and amounts due from/to related parties were significant to the Company’s balance sheet.  The Company manages these risks by actively pursuing additional share capital issuances to settle its obligations in the normal course of its operating, investing and financing activities.  The Company’s ability to raise share capital is indirectly related to changing metal prices and the price of silver and gold in particular.

(g) Equipment

Equipment is recorded at cost and depreciated over its estimated useful life.  The cost of an item includes the purchase price and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.  Where an item of equipment comprises major components with different useful lives, the components are accounted for as separate items of equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.  The carrying amount of the replaced part is derecognized.  All other repairs and maintenance are charged to the statement of operations and comprehensive loss during the financial period in which they are incurred.

Depreciation is recognized using the straight-line basis over the estimated useful lives of the various classes of equipment, ranging from three to five years.  Depreciation methods, useful lives and residual values are reviewed at each financial year end and are adjusted if appropriate.

(h)   Impairment of Tangible and Intangible Assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that the assets may be impaired.  If such indication exists, the recoverable amount of the identified asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.  For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior reporting periods.  A reversal of an impairment loss is recognized immediately in profit or loss.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

2.	Significant Accounting Policies (Continued)

(h) Impairment of Tangible and Intangible Assets (Continued)

Management estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

(i)   Investments in Associates

The equity method of accounting is used to account for investments where the Company has significant influence.  The investment is initially recorded at cost and is subsequently adjusted to reflect the investor’s share of the net profit or loss of the associate.

(j) Income Taxes

Income tax expense comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity.  Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Temporary differences are not provided for goodwill that is not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting or taxable loss, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

(k) Foreign Currency Translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates.  The functional currency of the Company and its subsidiary is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions.  At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in comprehensive loss.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

2.           Significant Accounting Policies (Continued)

(l) Share-based Payments

The Company accounts for stock options issued to employees at the fair value determined on the grant date using the Black-Scholes option pricing model.  The fair value of the options is recognized as an expense using the graded vesting method where the fair value of each tranche is recognized over its respective vesting period.  When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed.

Share-based payments made to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured.  These payments are recorded at the date the goods and services are received.

Warrants issued are recorded at estimated fair values determined on the grant date using the Black-Scholes model.  If and when the stock options or warrants are ultimately exercised, the applicable amounts of their fair values in the reserves account are transferred to share capital.

(m) Net Loss per Common Share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period.  Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of an entity.  In periods where a net loss is incurred, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive and basic and diluted loss per common share is the same.  In a profit year, under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average price during the year.

(n) Foreign Currency Translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates.  The functional currency of the Company and its subsidiary is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions.  At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in comprehensive loss.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

2.	Significant Accounting Policies (Continued)

(o) Flow-through Shares

Share capital includes flow-through shares which is a unique Canadian tax incentive pursuant to certain provisions of the Canadian Income Tax Act.  Proceeds from the issuance of flow-through shares are used to fund qualified Canadian exploration and evaluation projects and the related income tax deductions are renounced to the subscribers of the flow-through shares.  The premium paid for flow-through shares in excess of the market value of the shares without flow-through features, at the time of issue, is credited to other liabilities and recognized in income at the time qualifying expenditures are incurred.  The Company recognizes a deferred tax liability with a corresponding charge in the statement of operations and comprehensive loss to income when the qualifying exploration and evaluation expenditures are renounced.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.  The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through expenditure commitments.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds, renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations.  When applicable, this tax is accrued as a financial expense until paid.

(p) Decommissioning Liabilities

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities.  The Company records the present value of the estimated costs of legal and constructive obligations required to restore the exploration sites in the period in which the obligation is incurred.  The nature of the rehabilitation activities includes restoration, reclamation and re-vegetation of the affected exploration sites.

The rehabilitation provision generally arises when the environmental disturbance is subject to government laws and regulations.  When the liability is recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related mining assets.  Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.

Additional environmental disturbances or changes in rehabilitation costs will be recognized as additions to the corresponding assets and rehabilitation liability in the period in which they occur.

3.           Amounts Receivable, Prepaid Expenses and Deposits

	December 31,	March 31,
	2011	2011
Harmonized Sales Tax receivable	$39,933	$50,497
Prepayments and amounts receivable	27,054	36,047
Deposits, related party	170,000	64,000
Totals	$236,987	$150,544

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

4.           Exploration and Evaluation Assets

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 13.  Property payments made on the Company’s mineral property interests during the nine months ended December 31, 2011 and the year ended March 31, 2011, are included in the table below.

		Goldsmith		Kaslo
	Nuevo	And Other	Manitoba	Silver	Total
	Milenio	Properties	Properties,	Property,	Acquisition
	Mexico (a)	BC (b)	Manitoba (c)	BC (d)	Costs
Balance, March 31, 2011	$--	$213,237	$270,367	$1	$483,605
Additions	--	287	41,666	--	41,953
Write-downs	--	(213,524)	(227,287)	(1)	(440,812)
Balance, December 31, 2011	$--	$--	$84,746	$--	$84,746

(a)	Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Project (“Nuevo Milenio”), located in Nayarit, Mexico.  Nuevo Milenio was written down to $Nil in the year ended March 31, 2009, when the Company retrospectively changed its accounting policy for exploration expenditures.

(b)	Goldsmith and Lucky Jack Properties, British Columbia, Canada

The Company holds a 100% interest in the Goldsmith property and an option to acquire 100% of the Lucky Jack property, both comprising the Goldsmith property located near Kaslo, British Columbia.  The property has been written down to nil as there are no future plans to continue with exploration.

(c)	Manitoba Properties

(i)   Stephens Lake and Stephens Trout Property

The Company holds, jointly with Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (“ValGold”), (the “Companies”), a 75% interest in two staked claims.  The property has been written down to nil as there are no future plans to continue with exploration.

(ii)   Wine Claims

In March 2006, the Company entered into an option agreement, subsequently amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The property has been written down to nil as no significant exploration work is planned for fiscal 2012.

(iii)	Blueberry Property

In November 2009, the Company entered into an option agreement to acquire the Blueberry property and the Company staked additional claims which have been appended to the option agreement.  The property is located approximately 30 km north-east of Flin Flon, Manitoba.  During the quarter ended December 31, 2011, a cash payment of $20,000 was paid and 80,000 shares were issued to comply with the option agreement.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

4.           Exploration and Evaluation Assets (Continued)

(d)	Kaslo Silver Property, Kaslo, British Columbia, Canada

The 100% owned Kaslo Silver Property, a silver target, hosts eleven historic high-grade silver deposits within 14 kilometres of sub-parallel shear zones.  Although Cream plans a review of geological data compiled to date, and a property site visit was done during the quarter ended December 31, 2011, the property was written down to nil as no significant exploration work is planned for fiscal 2012.

5.           Equipment

	Vehicles	Office Equipment	Computer Equipment	Total

Cost
Balance, March 31, 2011	76,263	1,150	11,706	89,119
Additions	22,810	1,416	7,257	31,483
Balance, December 31, 2011	$99,073	$2,566	$18,963	$120,602

Accumulated amortization
Balance, March 31, 2011	25,535	919	9,650	36,104
Amortization	16,396	240	2,276	18,912
Balance, December 31, 2011	$41,931	$1,159	$11,926	$55,016

Carrying amounts
As at March 31, 2011	50,728	231	2,056	53,015
As at December 31, 2011	57,142	1,407	7,037	65,586

6.           Accounts Payable and Accrued Liabilities

	December 31, 2011	March 31, 2011

Trade payables	$16,075	$225,964
Accrued liabilities	47,379	26,270
Totals	$63,454	$252,234

7.           Related Party Transactions and Balances

Remuneration of directors and key management personnel of the Company was as follows for the nine months ended December 31, 2011 and 2010:

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

7.           Related Party Transactions and Balances (Continued)

	Nine months ended December 31,
	2011	2010
Cream Minerals Limited Salaries and benefits	$ 215,175	$ 153,034
Directors fees (1) Share based payments Cream Minerals de Mexico, S.A. de C.V. Salaries and benefits (2)	39,500 254,949 90,000	-- -- 92,386

(1)	Directors are entitled to director fees and stock options for their services.
(2)	Salaries and benefits have been recorded as exploration costs related to the Nuevo Milenio project.

Other related party transactions for the nine months ended December 31, 2011 and 2010 and related party balances as at December 31, 2011 and March 31, 2011 were as follows:

	Nine months ended December 31,
	2011	2010
Quorum Management and Administrative Services Inc. (“Quorum”) (a)	$427,226	$469,755
Consulting (b)	22,500	22,500
Finance costs (c)	--	18,399

Balances at:	December 31, 2011	March 31, 2011

Quorum (a) Deposits	$170,000	$64,000
Payables: Quorum (a) Directors (d)	56,928 26,696	40,075 153,951

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)
(a)
Management, administrative, and other services are provided by Quorum, a private company held jointly, with a one-third interest each, by the Company and two other public companies, ValGold and Emgold Mining Corporation (“Emgold”).  Quorum provides services on a full cost recovery basis to the various entities sharing office space with the Company.  The Company uses the equity method to account for its interest in Quorum.

During Q1 2012, the Company advanced $137,000 to Quorum.  The Company also re-negotiated Quorum’s fees and received a credit of $220,000 resulting in a net credit balance of $357,000 as at June 30, 2011.  The net credit was recorded as: (1) $170,000 to “deposits, related party” for three months of estimated working capital in accordance with the terms of the Company’s agreement with Quorum (“the Agreement”); and (2) $187,000 to amounts receivable and prepaid expenses which was used to offset invoices in fiscal 2012.

If the Company wishes to withdraw from the Agreement, 90 days advance written notice is required.

(b)
Included in professional fees are legal fees to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.

7.           Related Party Transactions and Balances (Continued)

(c)
Mr. Frank A. Lang, a former director and Chairman of the Company, previously advanced money to the Company, with no specified terms of repayment.  All debt owing to Mr. Lang and Lang Mining Corporation, a private Company controlled by Mr. Lang, was repaid during the year ended March 31, 2011.

(d)
The directors balance includes fees and expenses owing to directors, as well as any salaries accrued to Fred Holcapeck, a director of the Company and an officer of the subsidiary in Mexico, Cream Minerals de Mexico, S.A. de C.V., for administrative and geological services rendered.

8.           Expenses by Nature:

Included in general and administrative expenses are the following:

	Nine months ended December 31,
	2011	2010 (Note 14)
Amortization	$ 1,709	$ 596
Office and administration	(108,657)	165,936
Travel and conferences	38,721	--
Totals	$ (68,227)	$ 166,532

9.           Share Capital

Authorized

Unlimited number of common shares without par value.

Issued and Fully Paid

152,242,916 common shares at December 31, 2011.

Stock options

The Company has a 10% rolling stock option plan for its directors, employees and consultants to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company’s stock option plan provides for immediate vesting, or vesting at the discretion of the Board at the time of the option grant and are exercisable for a period of up to 5 years.  Stock options granted to investor relations’ consultants vest over a twelve month period, with one quarter of such options vesting in each three month period.

Stock options

The Company granted 2,300,000 stock options during the nine months ended December 31, 2011.  Of this amount, 600,000 stock options were granted to an employee, 500,000 stock options were for investor relations services, and 1,200,000 were granted to directors of the Company.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

The fair value of the stock options granted was estimated on the date of the grants using the Black-Scholes model with the following weighted average assumptions:

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

9.           Share Capital (Continued)

Number Granted	Grant Date	Expiry Date	Exercise Price	Risk-free Interest Rate	Expected Life in Years	Expected Volatility	Fair Value per Option
600,000	June 1, 2011	June 1, 2016	$0.22	2.23%	5	104.44%	$0.17
500,000	June 3, 2011	June 3, 2016	$0.23	2.30%	5	100.19%	$0.11
1,200,000	June 23, 2011	June 23, 2016	$0.16	2.09%	5	107.89%	$0.13

The following table summarizes information on stock options outstanding at December 31, 2011:

Exercise Price	Number Outstanding	Number Exercisable	Average Remaining Contractual Life
$0.53	310,000	310,000	0.08 years
$0.50	1,001,500	1,001,500	0.30 years
$0.50	150,000	150,000	0.93 years
$0.12	1,560,000	1,560,000	2.12 years
$0.38	6,375,000	6,225,000	4.18 years
$0.22	600,000	600,000	4.42 years
$0.23	500,000	250,000	4.42 years
$0.16	1,200,000	1,200,000	4.48 years
	11,696,500	11,296,500	3.44 years

A summary of the changes in stock options for the nine months ended December 31, 2011 and the year ended March 31, 2011, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2011	9,906,500	0.36
Granted Exercised	2,300,000 (100,000)	0.19 0.12
Cancelled/forfeited	(410,000)	0.44
Balance, December 31, 2011	11,696,500	0.32
Vested and exercisable at December 31, 2011	11,296,500	$0.33

Warrants

As at December 31, 2011, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Dates
5,808,500	$0.15	April 13, 2012
41,250,000	$0.24	December 31, 2012
3,750,000	$0.16	December 31, 2012
50,808,500

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

9.           Share Capital (Continued)

A summary of the changes in warrants for the nine months ended December 31, 2011 and the year ended March 31, 2011, is presented below:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2011	53,407,071	0.22
Exercised	(2,598,571)	0.10
Balance, December 31, 2011	50,808,500	$0.22

10.           Segmented Information

Operating Segments

The Company has one operating segment, which is the exploration of mineral properties.

Geographic Segments

The Company’s principal operations are carried out in Canada and Mexico.  The majority of investment income is earned in Canada.  Segmented assets by geographical location are as follows:

Balance Sheet December 31, 2011	Canada	Mexico	Total
Total Assets	$1,039,268	$675,174	$1,714,442
Capital additions	$8,427	$23,056	$31,483
Depreciation and amortization	1,709	17,203	18,912

Balance Sheet March 31, 2011	Canada	Mexico	Total
Total Assets	$5,220,739	$411,879	$5,632,618
Capital additions	$--	$49,946	$49,946
Depreciation and amortization	865	1,665	2,530

Segmented expenses by geographical location are as follows:

December 31, 2011	Canada	Mexico	Total
Exploration costs	$142,717	$2,481,855	$2,624,572
Other expenses	1,742,799	--	1,742,799
Total expenses	$1,885,516	$2,481,855	$4,367,371

December 31, 2010	Canada	Mexico	Total
Exploration costs	$226,943	$158,984	$385,927
Other expenses	1,192,176	--	1,195,569
Total expenses	$1,419,119	$158,984	$1,581,496

11.           Financial Instruments and Risk Management

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash is designated as fair value through profit or loss and is measured at fair value.  Amounts receivable
11.           Financial Instruments and Risk Management (Continued)

are designated as loans and receivables and measured at amortized cost using the effective interest rate method.  Accounts payable and due to related parties are designated as other financial liabilities and measured at amortized cost using the effective interest rate method. The fair values of the Company’s amounts receivable and prepaid expenses approximate their carrying values at December 31, 2011, due to their short-term nature.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

Credit risk (Continued)

	December 31, 2011	March 31, 2011
Amounts receivable
Due within 90 days	$40,107	$50,816
Deposits, related party	170,000	64,000
	$210,107	$114,816
Cash	213,642	448,109
Short-term investments	632,251	4,336,906
	$1,056,000	$4,899,831

Substantially all of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is not significant.  The financial assets that potentially subject the Company to credit risk are any receivables.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the nine months ended December 31, 2011, no material provision has been recorded in respect of impaired receivables.  The Company’s maximum exposure to credit risk as at December 31, 2011 is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  During the nine months ended December 31, 2011, the Company issued 2,778,571 common shares for gross proceeds of $271,856, 2,598,571 warrants were exercised for proceeds of $259,856, 100,000 stock options were exercised for proceeds of $12,000 and 80,000 were issued for exploration and evaluation assets at a deemed value of $21,600.  Further information regarding liquidity risk is set out in Note 1.  The Company’s financial assets are comprised of its cash, short-term investments, and amounts receivable and the Company’s financial liabilities are comprised of its accounts payable, accrued liabilities and amounts due to related parties, the contractual maturities of which at December 31, 2011 and March 31, 2011 are summarized as follows:

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

11.           Financial Instruments and Risk Management (Continued)

	December 31, 2011	March 31, 2011
Cash Short-term investments	$213,642 632,251	$448,109 4,336,906
Amounts receivable - Within 90 days or less	40,107	50,816
Deposits from related party -
     In later than 90 days, not less than one year
Accounts payable and accrued liabilities with contractual maturities – Within 90 days or less
Due to related parties with contractual maturities -
	170,000 63,454	64,000 252,234
Within 90 days or less	83,624	194,026

Interest rate risk

The Company has no significant exposure at December 31, 2011, to interest rate risk through its financial instruments.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations.  At December 31, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

	December 31, 2011	March 31, 2011
U.S. Dollars
Cash	$180,354	$241,461
Accounts payable and accrued liabilities	(8,626)	(182,425)
Mexican Pesos
Cash	10,409	36,742
Value-added taxes recoverable	463,229	134,228
Accounts payable and accrued liabilities	(1,427)	(5,038)

Based on the above net exposures at December 31, 2011, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $17,173 (March 31, 2011 - $5,904) in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $47,221 (March 31, 2011 – $16,593) in the Company’s loss from operations.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at December 31, 2011.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in order to maintain liquidity while achieving a satisfactory return.  Fluctuations in interest rates impact the amount of return the Company may realize but interest rate risk is not significant to the Company.  As at December 31, 2011, with other variables

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

11.           Financial Instruments and Risk Management (Continued)

unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

12.             Management of Capital

The Company defines capital that it manages as equity.  When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders.  The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.

The Company’s capital management approach is revised on an ongoing basis and reflects adjustments in light of economic conditions affecting metal markets and the mining industry in particular.  Given the nature of its activities, the Company is dependent on external financing to fund its operations.  To maintain or adjust the capital structure, the Company may issue new shares, options and warrants, and issue debt.  There were no changes in the Company’s approach to capital management during the nine months ended December 31, 2011.  Neither the Company nor its subsidiary is subject to externally imposed capital requirements.

13.         Exploration Costs

For the nine months ended December 31, 2011	Kaslo Silver Property, British Columbia	Nuevo Milenio Property, Mexico	Total December 31, 2011
Incurred during the period
Assays and analysis	$ --	$138,058	$ 138,058
Drilling	--	1,997,466	1,997,466
Geological and geophysical	10,600	194,569	205,169
Site activities	3,536	247,613	251,149
Travel and accommodation	15,691	17,039	32,730
Total Expenses December 31, 2011	$ 29,827	$2,594,745	$ 2,624,572

For the nine months ended December 31, 2010	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total December 31, 2010
Incurred during the period
Assays and analysis	$--	$--	$--	$7,361	$7,361
Geological and geophysical	408	68,040	7,078	124,911	200,437
Site activities	172	2,043	178	138,752	141,145
Travel and accommodation	--	9,358	--	27,626	36,984
Total Expenses December 31, 2010	$580	$79,441	$7,256	$298,650	$385,927

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

14.           Transition to IFRS

For all periods up to and including the year ended March 31, 2011, the Company prepared its financial statements in accordance with CGAAP.  The unaudited condensed interim consolidated financial statements as at and for the three months ended June 30, 2011 were the first the Company prepared in accordance with IFRS which contain certain disclosures not included in these unaudited condensed interim consolidated financial statements.  Accordingly, these financial statements as at and for the three and nine months ended December 31, 2011 should be read in conjunction with the unaudited condensed interim consolidated financial statements as at and for the three months ended June 30, 2011.

Reconciliations:

The reconciliations between the previously reported financial results under CGAAP and the current reported financial results under IFRS are provided as follows:

(i)	reconciliation of the consolidated statement of financial position and equity as at December 31, 2010; and

(ii)	reconciliation of the consolidated statements of operations and comprehensive loss for the three and nine months ended December 31, 2010.

No reconciliation is required for the consolidated statement of cash flows as there are no significant differences.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

14.           Transition to IFRS (Continued)

(i)	The reconciliation between CGAAP and IFRS consolidated statement of financial position as at December 31, 2010 is provided below:

	December 31, 2010
	Note	CGAAP	Effect of transition to IFRS	IFRS

Current Assets
Cash		$5,548,512	$--	$5,548,512
Amounts receivable and prepaid expenses		149,971	--	149,971
Non-current Assets		5,698,483	--	5,698,483
Exploration and evaluation assets		496,411	--	496,411
Foreign value-added taxes recoverable		29,924	--	29,924
Equipment		3,338	--	3,338
Investments, public companies,		8,005	--	8,005
Investments, private companies Reclamation deposits		1 18,000	-- --	1 18,000
Total Assets		$6,254,162	$--	$6,254,162

Current Liabilities
Accounts payable and accrued liabilities		$201,849	$--	$201,849
Accounts payable, related parties		1,344,043	--	1,344,043
Total Liabilities		1,545,892	--	1,545,892
Equity (Deficiency)
Share capital	(a)	31,179,394	56,515	31,235,909
Warrant reserve		2,074,623	--	2,074,623
Share-based payments reserve		2,252,218	--	2,252,218
Accumulated other comprehensive loss	(b)	(23,700)	23,700	--
Deficit	(a, b)	(30,774,265)	(80,215)	(30,854,480)
		4,708,270	--	4,708,270
Total Liabilities and Equity (Deficiency)		$6,254,162	$--	$6,254,162

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

14.           Transition to IFRS (Continued)

(ii)	The reconciliation between CGAAP and IFRS consolidated statement of operations and comprehensive loss for the three and nine months ended December 31, 2010 is provided below:

	Three Months Ended December 31, 2010
	Note	CGAAP	Effect of transition to IFRS	IFRS

REVENUE
Foreign exchange gain		$208	$--	$208
Unrealized gain on marketable securities	(b)	--	1,344	1,344

EXPENSES
Exploration costs		180,522	--	180,522
Finance costs		9,426	--	9,426
General and administrative		73,590	--	73,590
Professional fees		18,946	--	18,946
Takeover defense		534,960	--	534,960
Salaries and benefits		58,218	--	58,218
Shareholder communications		71,195	--	71,195
Net Loss (Gain) for the period before Other Comprehensive Loss (Gain)		$946,649	$(1,344)	945,305
Unrealized gain on investments	(b)	(1,344)	1,344	--

Comprehensive Loss for the Period		$945,305	$--	$945,305

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

14.           Transition to IFRS (Continued)

	Nine Months Ended December 31, 2010
	Note	CGAAP	Effect of transition to IFRS	IFRS

REVENUE
Interest income		$100	$--	$100
Unrealized gain on marketable securities	(b)	--	3,393	3,393

EXPENSES
Exploration costs		$385,927	$--	$385,927
Finance costs		31,282	--	31,282
Foreign exchange loss		1,575	--	1,575
General and administrative		166,532	--	166,532
Professional fees		87,693	--	87,693
Takeover defense		534,960	--	534,960
Salaries and benefits		192,300	--	192,300
Shareholder communications		181,227	--	181,227
Net Loss (Gain) for the period before Other Comprehensive Loss (Gain)		$1,581,396	$(3,393)	$1,578,003
Unrealized gain on investments	(b)	(3,393)	3,393	--

Comprehensive Loss for the Period		$1,578,003	$--	$1,578,003

a)	Flow-through Shares

Under  IFRS, the Company bifurcates the flow-through share into i)  a  flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital.  Upon expenses being incurred, the Company recognizes a deferred tax liability for the amount of the tax deduction renounced to the shareholders and the premium liability is reversed.   The reversal of the premium liability and the deferred tax liability are recognized as tax recoveries to the extent that suitable deferred tax assets are available.  Under CGAAP, the Company recorded the tax cost of expenditures renounced to subscribers on the date the deductions were renounced to the subscribers.  Share capital was reduced and future income tax liabilities were increased by the tax  cost  of  expenditures renounced  to the  subscribers,  except that the  amount  was recognized as a tax recovery to the extent that suitable future tax assets were available.

As a result of this change in policy, for issuances of flow-through shares for which expenditures have been incurred, share capital and deficit were increased by $86,839 at the date of transition, at December 31, 2010, and at March 31, 2011.  Where flow-through shares were issued at a premium and expenditures were incurred, $30,324 was reclassified from share capital to deficit on the date of transition, nine months ended December 31, 2010 and the year ended March 31, 2011.

CREAM MINERALS LTD.
(An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended December 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

14.           Transition to IFRS (Continued)

b)	Marketable Securities

On transition to IFRS, the Company elected to re-designate its marketable securities from available-for-sale to fair value through profit or loss as it was determined that they would be sold in the short term.  As a result of this change, in accordance with IAS 39, changes in the fair value of marketable securities are recorded through the statement of operations.  These changes were previously recognized directly in other comprehensive income.

As a result of this re-designation, unrealized gains on investments of $1,344 for the three months ended December 31, 2010,  $3,393 for the nine months ended December 31, 2010, and $3,571 for the year ended March 31, 2011 were reclassified to unrealized gains on marketable securities on the statements of operations and comprehensive loss and the accumulated other comprehensive loss of $27,093 (December 31, 2010 - $23,700; March 31, 2011 - $23,522) was reclassified to deficit on the date of transition.